ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 1, 2015	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)
Post Effective Amendment Number 125 to the Trust’s Registration Statement on Form N-1A Filed on July 15, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter supplements the Trust’s letter filed as correspondence via EDGAR on September 29, 2015 regarding the above referenced 485(a) amendment. In the course of finalizing the 485(b) amendment to its Registration Statement referred to in the September 29th letter, the Trust revised disclosure relating to State Street Current Yield Fund (the “Current Yield Fund”) and State Street Current Yield Portfolio (the “Current Yield Portfolio”), each a series of the Trust, that was quoted in response to comment 42 in the September 29th letter. The relevant comment that Mr. Williamson provided by telephone to Adam Schlichtmann on August 27, 2015 is summarized below, along with Trust’s revised response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Current Yield Fund

Prospectus Comments

42.	We note the Fund’s name includes “current yield” and that the Fund invests in many of the same types of securities as a money market fund, but that the Fund’s Principal Investment Strategy states that the Fund is not a money market fund. Given the Fund’s name and the types of investments, please explain the basis for holding out as the equivalent of a money market fund.

Response: The Fund notes that its disclosure expressly states that it is not a money market fund and that it may invest in instruments without regard to the limitations that apply to money market funds. The Fund does not believe that the term “current yield” is equivalent to the terms listed in Rule 2a-7(b)(3). The Fund has revised its principal investment strategy as follows:

The State Street Current Yield Fund seeks its investment objective by investing in investment grade quality, short-term instruments. The Fund invests in many of the types of instruments in which a money market fund may invest, but, because it is not a money market fund it may invest without regard to ~~without~~ many of the ~~same~~ credit and other limitations that apply to a money market fund, and so may invest in many instruments not eligible for investment by a money market fund.

The Fund is not a money market fund and its net asset value per share will fluctuate.

Under normal circumstances the Fund pursues its investment objective by ~~investing in instruments~~ making investments with a remaining maturity of 90 days or less. The Fund seeks to buy and hold securities but may sell securities to generate liquidity or for other portfolio management purposes deemed appropriate by the Adviser.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing response. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

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